  Exhibit 99.1

NextSource Materials Signs Offtake Agreement With Primary Graphite Supplier to Major Japanese Electric Vehicle Anode Producer

TORONTO, Oct. 16, 2018 --

HIGHLIGHTS

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Ten (10) year binding Offtake Agreement signed with a prominent Japanese Graphite Trading Company (“Japanese Partner”) to purchase 20,000 tonnes per annum of Molo SuperFlake® graphite for use in battery anode applications for electrical vehicles (“EV”).

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The Japanese Partner is a major supplier of flake graphite to Japan’s largest battery processor and manufacturer of graphite anode material in lithium ion batteries (“LiB”) for electric vehicle applications. This battery anode manufacturer currently has over 50 percent market share of premium-grade graphite anode production in Japan for electric vehicle battery applications. Its EV automotive customers are global.

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Currently, the majority of the Japanese Partner’s flake graphite purchases are used to supply Japanese battery anode producers for EV applications.

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The major Japanese electric vehicle anode producer has verified that NextSource’s SuperFlake® graphite concentrate achieved superior test results compared to the current graphite material it sources for LiB in EV automotive applications.

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The Offtake Agreement represents more than the initial Phase 1 mine production plan of 17,000 tonnes per year. As such, NextSource will begin internal discussions regarding moving straight to Phase 2 expansion tonnages.

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Further significant business opportunities remain between NextSource and its Japanese Partner. Both parties have agreed to commence discussions regarding potential supply chain collaboration, including partnering on value-added, downstream products using SuperFlake® graphite concentrate.

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Further opportunities remain available in the Asian and European markets, with NextSource having achieved very advanced product qualification with other potential partners toward supply agreements.

OFFTAKE AGREEMENT

NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or the “Company”) is pleased to announce the signature of a binding Offtake Agreement for the supply of NextSource’s SuperFlake® graphite concentrate with a prominent Japanese Trading Company that is a primary supplier of flake graphite to a major Japanese electric vehicle anode producer. To protect certain confidential aspects of the Offtake Agreement, the Japanese Trading Company and the Japanese electric vehicle anode producer have requested not to be identified at this time.

KEY TERMS

The Offtake Agreement is for a period of ten (10) years and activates on the commencement of commercial production at the Molo project, with an automatic renewal for an additional five (5) years. The Japanese Partner will have the exclusive right to import and sell SuperFlake® graphite concentrate in Japan. Provided that commercial production commences within 3 years, following the ramp up period, the Japanese Partner will purchase 20,000 tonnes of SuperFlake® graphite per annum. Product prices will be negotiated on a per order basis between the parties and will be based on the floating market prices (FOB basis) prevailing in the region.

INTEREST IN ADDITIONAL TONNAGE

The Company has been advised that the primary customer of the Japanese Partner is a major global battery anode material manufacturer in Japan who has qualified Molo SuperFlake® graphite for battery requirements with its automotive customers. Additionally, the Company has been advised that product testing by this battery anode material producer has verified that NextSource’s SuperFlake® graphite concentrate achieved superior test results compared to the current graphite anode material it sources for use in LiB for EV applications.

The Japanese partner has indicated that all 20,000 tonnes per annum of NextSource’s SuperFlake® graphite concentrate will be used specifically for use in EV applications, and that the Japanese partner’s intention is to purchase additional tonnage in various size fractions for specific high-end application markets, such as expanded graphite (graphite foils) for the consumer electronics and fire retardant industries.

President and CEO, Craig Scherba P. Geo., said “This offtake partnership is a significant achievement for NextSource and is the culmination of more than four years of extensive product testing of our SuperFlake® graphite with major Japanese material manufacturers. This offtake agreement allows NextSource to gain an immediate foothold into the high-growth markets for electric vehicles, as well as the burgeoning energy storage market that will be reliant on graphite anode material. Our partnership with such an established trading partner positions NextSource to be a significant and dominant future supplier of high-quality flake graphite to major battery anode and graphite foil customers globally.”

FURTHER PARTNERSHIP & VALUE-ADD OPPORTUNITIES

Separate from the Offtake Agreement, NextSource and the Japanese Partner have agreed to immediately commence discussions regarding additional supply chain cooperation. Specifically, the parties have initiated discussions regarding a potential partnership for the production of value-add, downstream products using SuperFlake® graphite concentrate. This would include, but not be limited to, the processing of NextSource’s SuperFlake® graphite concentrate into spherical and purified graphite (SPG), both uncoated and coated, and expanded graphite for use in graphite foils in a separate and dedicated facility in a location that would best optimize the Japanese Partner’s customer base. NextSource and the Japanese Partner have begun organizing logistics towards meetings this November in Asia.

NextSource has made significant progress qualifying its SuperFlake® graphite concentrate with other major graphite end- users around the world, who have undertaken extensive product testing as part of their due diligence process for offtake agreements. The Company looks forward to updating the market on the progress of developments with other potential customers as soon as details are finalized.

STRONG DEMAND FOR GRAPHITE IN EV APPLICATIONS

Benchmark Minerals Intelligence has reported that natural flake graphite prices for all sizes fractions at 95 percent carbon purity and greater are nearing all-time highs. According to Roskill Information Services, a leading UK-based market and metals research firm, demand for natural graphite in LiB is expected to grow at 28% per year until 2027. Current global graphite anode consumption is estimated to be between 90,000 to 110,000 tonnes per year and predicted to reach 800,000 tonnes per year by 2027.

The spheronizing process when producing graphite anode material is a very inefficient one, with average yields of between 30 percent and 40 percent. Therefore, it takes approximately three tonnes of natural flake graphite to produce one tonne of graphite anode material. Today, the largest consumption market for flake graphite is for its traditional use in refractories, a crucial component in the steel making process. However, the flake graphite market is expected to double by 2025 based on the demand for LiB in EVs alone, which represents a 40 percent to 45 percent consumption share of flake graphite globally.

ABOUT MOLO SUPERFLAKE® GRAPHITE

As detailed in the Company’s June 2017 Feasibility Study, NextSource’s SuperFlake® graphite concentrate can achieve 98% carbon purity with standard mineral processing (flotation), has excellent thermal expansion, can be easily upgraded to 99.97% purity (battery grade) and contains no deleterious substances. The SuperFlake® graphite concentrate’s flake size distribution is well above the global average, with 46.4 percent being classified as the premium-priced +80 (large), +65 (extra large) and +48 (jumbo) mesh flake size. Specifically 23.6 percent of SuperFlake® graphite concentrate is +48 mesh and greater in size.

As previously reported, significant independent testing of the pilot plant material already completed by various key global offtakers and graphite end-users has confirmed that Molo SuperFlake® graphite concentrate meets or exceeds quality requirements for all major end markets for natural flake graphite - anode material for lithium-ion batteries, refractories and specialty graphite foils. Molo SuperFlake® has also been verified for graphene ink applications.

ABOUT NEXTSOURCE MATERIALS INC.

NextSource Materials Inc. is a mine development company based in Toronto, Canada, that is developing its 100%-owned Molo Graphite Project in southern Madagascar. The Molo Graphite Project is a feasibility-stage, shovel-ready project that ranks as one of the largest-known and highest quality flake graphite deposits in the world and the only project with SuperFlake® graphite.

For further information contact: +1.416.364.4911

Brent Nykoliation, SVP, Corporate Development at brent@nextsourcematerials.com or Craig Scherba, President and CEO at craig@nextsourcematerials.com

Safe Harbour: This press release contains statements that may constitute “forward-looking statements” within the meaning of applicable Canadian securities legislation. Readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements include, but are not limited to, the terms of the Offtake Agreement, results of the updated 2017 Feasibility Study, any and all product test results and product analysis, any statements relating to the further partnership and value added opportunities, production at the Molo project, delivery of the material and pricing terms. These are based on current expectations, estimates and assumptions, and although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, actual results or developments may vary and, in some instances, differ materially from those anticipated by the Company and described in the forward-looking statements contained in this press release. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from. The forward- looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.